EXHIBIT (a)(1)(D)
Offer to Purchase for Cash by CBRL Group, Inc.
up to 16,750,000 Shares of its Common Stock
(including the associated common stock purchase rights)
at a Purchase Price Not Greater Than $46.00
Nor Less Than $42.00 Per Share
THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 27, 2006, UNLESS CBRL GROUP, INC. EXTENDS THE TENDER OFFER.
March 31, 2006
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      We have been appointed by CBRL Group, Inc., a Tennessee corporation (“CBRL”), to act as information agent in connection with its offer to purchase for cash up to 16,750,000 shares of its common stock, par value $0.01 per share (“common stock”), including the associated common stock purchase rights (“associated rights”) issued under the Rights Agreement dated as of September 7, 1999, between CBRL and SunTrust Bank, Atlanta, as rights agent, at a price not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in offer to purchase, dated March 31, 2006, and the related letter of transmittal, which together (and as each may be amended or supplemented from time to time) constitute the tender offer. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to our common stock and shall include the associated rights, and unless the associated rights are redeemed prior to the expiration of the tender offer, a tender of the shares will constitute a tender of the associated rights.
      CBRL will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn pursuant to the terms of the tender offer, after taking into account the total number of shares so tendered and the prices specified by tendering shareholders. CBRL will select the lowest purchase price (in multiples of $0.25) (“Purchase Price”) within the range specified above that will allow it to purchase 16,750,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. All shares that are acquired in the tender offer will be acquired at the same Purchase Price, regardless of whether the shareholder tendered at a lower price. CBRL will purchase only shares properly tendered at prices at or below the Purchase Price and not properly withdrawn, on the terms and subject to the conditions of the tender offer. However, because of the “odd lot” priority, conditional tender and proration provisions described in the offer to purchase, CBRL may not purchase all of the shares tendered even if shareholders properly tendered at or below the Purchase Price if more than the number of shares being sought by CBRL are properly tendered. CBRL expressly reserves the right, in its sole discretion, to purchase more than 16,750,000 shares pursuant to the tender offer, subject to applicable law. CBRL will not purchase shares tendered at prices greater than the Purchase Price or shares that it does not accept for purchase because of “odd lot” priority, conditional tender or proration provisions. Shares not purchased in the tender offer will be returned to the tendering shareholders at CBRL’s expense promptly after the expiration of the tender offer.

      If, at the expiration date more than 16,750,000 shares (or such greater number of shares as CBRL may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn, CBRL will buy shares:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other shareholders who properly tender shares at or below the Purchase Price, other than shareholders who tender conditionally and whose conditions are not satisfied, with appropriate adjustments to avoid purchases of fractional shares; and

•	third, only if necessary to permit CBRL to purchase 16,750,000 shares (or such greater number of shares as CBRL may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the Purchase Price subject to the condition that a specified minimum number of such shareholder’s shares be purchased if any of the shareholder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) at or below the Purchase Price by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.
The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions, including obtaining the necessary financing for the tender offer pursuant to the terms and conditions of the Commitment Letter (as defined in Section 9 of the offer to purchase). See Sections 7 and 9 of the offer to purchase.
      For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated March 31, 2006;

2. Letter to Our Clients, which you may send to your clients for whom you hold shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the tender offer;

3. Letter of Transmittal, for your use and for the information of your clients, together with accompanying instructions, Substitute Form W-9, and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9;

4. Notice of Guaranteed Delivery, to be used to accept the tender offer in the event that you are unable to deliver the share certificates, together with all other required documents, to the depositary before the expiration date, or if the procedure for book-entry transfer cannot be completed before the expiration date;

5. Letter to Shareholders from the Chairman, President and Chief Executive Officer of CBRL; and

6. Return envelope addressed to Computershare Trust Company of New York, as the depositary.
WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 27, 2006, UNLESS CBRL EXTENDS THE TENDER OFFER.
      No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer other than fees paid to the dealer manager, the information agent, and the depositary, as described in the offer to purchase. CBRL will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of shares held by them as a nominee or in a fiduciary capacity. CBRL will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, except as otherwise provided in the offer to purchase and letter of transmittal (see Instruction 10 of the letter of transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of CBRL, the depositary, or the dealer manager for purposes of the tender offer.

      For shares to be properly tendered pursuant to the tender offer, (1) the depositary must timely receive the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed letter of transmittal, including any required signature guarantees or, in the case of a book-entry transfer, an “agent’s message” (as defined in the offer to purchase and the letter of transmittal) and any other documents required pursuant to the tender offer, or (2) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the offer to purchase and related letter of transmittal.
      Shareholders (a) whose share certificates are not immediately available or who will be unable to deliver to the depositary the certificate(s) for the shares being tendered and all other required documents before the expiration date, or (b) who cannot complete the procedures for book-entry transfer before the expiration date, must tender their shares according to the procedure for guaranteed delivery set forth in Section 3 of the offer to purchase.
      Neither CBRL, nor its board of directors, nor the dealer manager makes any recommendation to any shareholder as to whether to tender or refrain from tendering all or any shares or as to the price or prices at which to tender. Holders of shares must make their own decision as to whether to tender shares and, if so, how may shares to tender and at which prices. The CBRL directors and executive officers have advised CBRL that they will not tender any of their shares in the tender offer.
      Please address any inquiries you may have with respect to the tender offer to the dealer manager, Wachovia Capital Markets, LLC, or to the information agent, D.F. King & Co., Inc., at their respective addresses and telephone numbers set forth on the back cover page of the offer to purchase.
      You may obtain additional copies of the enclosed materials from D.F. King & Co., Inc. by calling us at: (800) 848-2998.
      Capitalized terms used but not defined herein have the meanings assigned to them in the offer to purchase and the related letter of transmittal.
Very truly yours,
D.F. King & Co., Inc.
Enclosures
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL DESIGNATE OR AUTHORIZE YOU OR ANY OTHER PERSON AS AN AGENT OF CBRL, THE DEALER MANAGER, THE INFORMATION AGENT, OR THE DEPOSITARY, OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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